Filed by Avis Budget Group, Inc.
Commission File No.: 001-10308
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Dollar Thrifty Automotive Group, Inc.
Commission File No.: 001-13647

FOR IMMEDIATE RELEASE

AVIS BUDGET INCREASES PREMIUM OFFER

FOR DOLLAR THRIFTY AND

SETS THE RECORD STRAIGHT ON ANTITRUST

Avis Budget Commits to Sign Proposed Merger Agreement Following

Rejection of Hertz Deal by Dollar Thrifty Shareholders

PARSIPPANY, N.J. (September 2, 2010) – Avis Budget Group, Inc. (NYSE: CAR) today issued the following statement regarding its outstanding offer to acquire Dollar Thrifty Automotive Group, Inc. (NYSE: DTG):

Avis Budget is increasing the cash portion of its offer from $39.25 to $40.75 per share (which would include the proceeds of a pre-closing special dividend to be paid by Dollar Thrifty consistent with our previous proposal). Our revised offer of $40.75 in cash and 0.6543 shares of Avis Budget stock, represents a premium of more than 22% over the Hertz Global Holdings, Inc. (NYSE:HTZ) offer.

The Avis Budget offer is clearly superior to the Hertz offer in the two ways that matter — we are offering a substantially higher price and a more meaningful divestiture commitment.

Contrary to certain Dollar Thrifty and Hertz statements, a reverse termination fee has nothing to do with certainty of closing. Economic compensation for failing to close does not impact whether a deal is reasonably likely to close. The Hertz deal is no more likely to be approved by the FTC simply because Hertz agreed in the context of a negotiated deal to pay a fee to Dollar Thrifty if it is not approved.

Both deals raise complex and similar antitrust issues and face comparable divestiture analyses. Hertz resorts to antitrust as a scare tactic and a smoke screen — a last-ditch effort to deflect attention from its clearly inferior offer — but Hertz is wrong on the process and wrong on the facts. Although outcomes of governmental reviews cannot be predicted with certainty, both companies are cooperating with an ongoing FTC review. Both companies have similar airport revenue shares and derive more than half of their revenues from leisure travelers — although, significantly, Hertz has higher leisure renter revenues than Avis and Budget combined.

Both companies compete with Dollar Thrifty. In fact, Hertz uses its exclusive relationship with AAA to generate more than $500 million of annual revenues at low price points — typically lower than Dollar and Thrifty rates — targeted to compete directly with Dollar, Thrifty and other value brands. Through the value-oriented AAA relationship “brand,” Hertz competes aggressively and successfully with other value brands and generates revenues that are comparable to Thrifty’s U.S. corporate location revenues.

Furthermore, nothing blocks any of the market participants from renting cars to value and leisure oriented customers as there are no barriers to entry (with the exception of the Hertz exclusive agreement with AAA, which covers 50 million members). Pricing can be adjusted in seconds on each company’s respective corporate websites and the related travel oriented websites.

Hertz’s “Dollar Thrifty Transaction Update,” filed on August 31, 2010, does not change any of this. Hertz’s “analysis” conveniently ignores the many hundreds of millions of dollars Hertz makes through low-priced rentals under its AAA discount program and through its share-leading position in low-priced rentals through Hotwire, Priceline and other channels. In its “Update,” Hertz cherry- picks data and time periods, and uses deeply flawed modeling, to present baseless and inflated divestiture numbers for an Avis Budget transaction. Proper economic analysis shows that Hertz and Avis Budget are comparably competitive with Dollar Thrifty. And Hertz invents new industry segmentation, artificially grouping Dollar and Thrifty together with Budget to try to manufacture an antitrust issue, knowing full well that Budget and Alamo are positioned as mid-tier brands while Dollar, Thrifty and Enterprise — on all relevant metrics — are in a value segment that falls below the mid-tier.

Avis Budget is fully committed to completing the acquisition of Dollar Thrifty. Avis Budget has already spent millions of dollars, and devoted substantial time and resources, in pursuit of this transaction, despite Dollar Thrifty not yet having signed an agreement with Avis Budget. Avis Budget has been cooperating with antitrust authorities, and has submitted over a million pages of documents and vast quantities of data to the FTC in response to the FTC’s Second Request with the intention of completing its response very shortly.

In addition, the exclusion of a reverse termination fee from our offer is entirely consistent with the Hertz transaction’s reciprocity approach that sets the reverse termination fee to be exactly equal to the break-up fee payable by Dollar Thrifty in the event it accepts a superior proposal. A fair and level playing field should be created that would allow Dollar Thrifty shareholders the benefit of a competitive sale process — a process that, to date, they have been denied. To that end, we have removed the traditional break-up fee that would operate in our favor — fairness and the Hertz reciprocity approach dictate that the reverse termination fee also be eliminated.

Nonetheless, it appears that the clearly inferior Hertz offer will be put to a vote of Dollar Thrifty shareholders with the support of the Dollar Thrifty Board of Directors. The Hertz offer significantly undervalues Dollar Thrifty — in fact, the current value of the Hertz offer represents a discount to the Dollar Thrifty share price prior to the Hertz deal announcement. And since that announcement, the stand-alone value of Dollar Thrifty has, no doubt, only increased as a result of Dollar Thrifty’s strong financial results and repeatedly increased earnings projections. Our offer properly delivers that premium to the Dollar Thrifty shareholders rather than allowing it to be diverted to Hertz.

We remain ready to deliver on the revised premium offer that we are announcing today. Moreover, we will increase our offer to Dollar Thrifty shareholders by the amount of any reduction in the Dollar Thrifty break-up fee payable or paid to Hertz.

Our message is clear: We are confident that the Dollar Thrifty shareholders will prefer the premium Avis Budget offer to the Hertz offer. As such, in the event that the Hertz transaction is rejected by the Dollar Thrifty shareholders at the September 16, 2010 special meeting, we will commit to sign the merger agreement we previously delivered to Dollar Thrifty (together with the disclosure schedules previously delivered to us) at any time within five days of that September 16 special meeting.

Citigroup and Morgan Stanley & Co. Incorporated are acting as financial advisors to Avis Budget Group, and Kirkland & Ellis LLP and Arnold & Porter LLP are acting as legal counsel.

About Avis Budget Group

Avis Budget Group is a leading provider of vehicle rental services, with operations in more than 70 countries. Through its Avis and Budget brands, the Company is a leading vehicle rental company in each of North America, Australia, New Zealand and certain other regions based on published airport statistics. Avis Budget Group is headquartered in Parsippany, N.J. and has more than 22,000 employees. For more information about Avis Budget Group, visit www.avisbudgetgroup.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Avis Budget’s current expectations and they include, among others, statements regarding expected synergies and benefits of a potential combination of Avis Budget and Dollar Thrifty. There is no assurance that Avis Budget will enter into a merger agreement with Dollar Thrifty or that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include the timing to consummate the potential transaction between Avis Budget and Dollar Thrifty and the ability and timing to obtain required regulatory approvals and financing, Avis Budget’s ability to realize the synergies contemplated by the potential transaction, Dollar Thrifty’s ability to remove certain lock-up provisions from its existing merger agreement with Hertz Global Holdings Inc., Avis Budget’s ability to promptly and effectively integrate the businesses of Dollar Thrifty and Avis Budget, those risks and uncertainties discussed in the “Risk Factors” section of Avis Budget’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Reports for the quarterly periods ended March 31, 2010 and June 30, 2010, and other factors discussed in Avis Budget’s filings with the SEC. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Avis Budget does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release relates to a potential transaction involving Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) which may become the subject of a registration statement and/or proxy statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Avis Budget Group, Inc. (“Avis Budget”) may file with the SEC regarding the potential transaction or for any other document which Avis Budget may file with the SEC and may send to Avis Budget or Dollar Thrifty stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF AVIS BUDGET AND DOLLAR THRIFTY ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE POTENTIAL TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Avis Budget through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Avis Budget Group, Inc., Investor Relations, 6 Sylvan Way, Parsippany, NJ 07054.

Avis Budget and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the potential transaction. Information regarding Avis Budget’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on February 24, 2010, and its proxy statement for its 2010 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2010. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement filed in connection with the potential transaction.

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Media Contacts:

John Barrows 973.496.7865 PR@avisbudget.com	Joele Frank, Wilkinson Brimmer Katcher Joele Frank / Andrew Siegel / Ed Trissel 212.355.4449

Investor Contacts:

Neal Goldner 973.496.5086 IR@avisbudget.com	MacKenzie Partners Dan Burch / Charlie Koons 212.929.5748 / 212.929.5708

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